SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

EVCI Career Colleges Incorporated (formerly known as Educational Video Conferencing, Inc.).
(Name of Issuer)

Common Stock
(Title of Class of Securities)

281505107
(CUSIP Number)

Karl Wachter, Esq., 1 American Lane, Greenwich, Connecticut 06831,
Tel: (203) 422-3340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Amaranth L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.       SOLE VOTING POWER
                  848,000

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  848,000

10.      SHARED DISPOSITIVE POWER
                  0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  848,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES           [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.08%

14.     TYPE OF REPORTING PERSON
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Amaranth Advisors L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.       SOLE VOTING POWER
                  848,000

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  848,000

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  848,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.08%

14.      TYPE OF REPORTING PERSON
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.       SOLE VOTING POWER
                  868,000

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  868,000

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  868,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.27%

14.      TYPE OF REPORTING PERSON
                  IN

ITEM 1.  Security and Issuer

         This statement is filed pursuant to Rule 13d-2(a) with respect to the common stock (the "Common Stock") of EVCI Career Colleges Incorporated (the "Issuer") beneficially owned by the Reporting Persons specified herein as of the date hereof and amends and supplements Amendment No. 1 to the Schedule 13D dated November 6, 2000 and Amendment No. 2 to the Schedule 13D dated August 26, 2003 filed by Amaranth L.L.C., Amaranth Advisors L.L.C. and Nicholas M. Maounis (collectively the "Schedule 13D").

        On October 10, 2003 (the "Closing Date"), pursuant to the terms of a settlement agreement dated October 3, 2003 between Amaranth Trading L.L.C. ("Amaranth Trading") and the Issuer (the "Settlement Agreement"), Amaranth Trading transferred to the Issuer and its designees all of its right, title and interest in and to all claims it may have had to demand and receive 1,165,555 shares of Common Stock upon or in connection with the automatic conversion on September 22, 2003 of 39,337.50 of series B preferred shares (the "Series B Preferred Shares") of the Issuer held by it (the "Share Claim"). In addition to certain other matters addressed in the Settlement Agreement, simultaneously with the transfer of the Share Claim, the Issuer as further described in Item 3 below, delivered to Amaranth Trading 950,000 shares of Common Stock in respect of the conversion of certain Series B Preferred Shares held by Amaranth Trading. This amendment is being filed to take into account the transactions contemplated by the Settlement Agreement and sales of shares of Common Stock effected since October 10, 2003.

        THE DESCRIPTIONS OF THE TRANSACTIONS AND THE SETTLEMENT AGREEMENT SET FORTH HEREIN ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE SETTLEMENT AGREEMENT WHICH IS ATTACHED AS AN EXHIBIT HERETO PURSUANT TO ITEM 7 HEREOF, AND WHICH IS INCORPORATED HEREIN BY REFERENCE.

ITEM 2.  Identity and Background

         (a)-(c) and (f): The names of the persons filing this statement on
Schedule 13D (the "Reporting Persons") are:

         - Amaranth L.L.C., a Delaware limited liability company ("Amaranth L.L.C.") and the parent of Amaranth Fund L.P. (f/k/a Paloma Strategic Fund L.P.). The managing member of Amaranth L.L.C. is Amaranth Advisors L.L.C., a Delaware limited liability company. The shares of Common Stock beneficially owned by Amaranth L.L.C. are held through its subsidiary Amaranth Trading, a Delaware limited liability company. After giving effect to the transfer of the Share Claim to the Issuer and its designees, and the sales of shares of Common Stock referred to in Item 5, Amaranth L.L.C. holds 848,000 shares of Common Stock, all of which are beneficially owned by it through Amaranth Trading.

         - Amaranth Advisors L.L.C., a Delaware limited liability company ("Amaranth Advisors") and the managing member of Amaranth L.L.C. Amaranth Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         - Nicholas M. Maounis, an individual and a citizen of the United States ("Maounis"). Mr. Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth L.L.C. as a result of being the managing member of Amaranth Advisors. Mr. Maounis expressly disclaims equitable ownership of and pecuniary interest in any Common Stock, except for 20,000 shares of Common Stock which he beneficially owns in his individual capacity.

         Amaranth L.L.C., Amaranth Advisors and Maounis.

         The business address of Amaranth L.L.C., Amaranth Advisors and Maounis is 1 American Lane, Greenwich, Connecticut 06831.

         The principal business of Amaranth Advisors is the furnishing of investment advisory services.

         Mr. Maounis' principal occupation is serving as the managing member of Amaranth Advisors.

         The principal business of Amaranth L.L.C. is that of a private investment company engaged in the purchase and sale of securities for its own account.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons beneficially own the Common Stock indicated in
Item 2 above upon the transfer of Amaranth Trading's Share Claim to the Issuer and its designees and the sales of shares of Common Stock referred to in Item 5. Pursuant to the Settlement Agreement, the Issuer and its designees simultaneously with the transfer of the Share Claim made a settlement payment of $2,500,000 to Amaranth Trading. In addition, the Issuer delivered 950,000 shares of Common Stock to Amaranth Trading in respect of the conversion of certain Series B Preferred Shares held by Amaranth Trading and paid to Amaranth Trading $999,600 in respect of accrued and unpaid dividend on the Series B Preferred Shares and all other claims Amaranth Trading may have had relating to 32,062.5 Series B Preferred Shares. Amaranth Trading and Amaranth Fund L.P., on the one hand, and the Issuer, on the other hand, also entered into mutual general releases. As previously disclosed in the Schedule 13D, the funds initially used to purchase the Series B Preferred Shares were derived from working capital of the Reporting Person.

ITEM 4.  Purpose of Transaction.

         Amaranth L.L.C. acquired the Common Stock beneficially owned by it upon the conversion of Series B Preferred Shares. The Series B Preferred Shares were acquired by Amaranth L.L.C. in the ordinary course of purchasing and selling securities for its own account. On October 3, 2003 the Issuer and Amaranth Trading entered into the Settlement Agreement, certain terms of which are described in Items 1 and 3 above. The transactions contemplated by the Settlement Agreement were consummated on October 10, 2003.

         Depending upon market conditions and other factors that it may deem material, each of the Reporting Persons may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

         Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The calculation of the percentage ownership of each Reporting Person is based upon there being at least 10,500,000 outstanding shares of Common Stock on the Closing Date, after giving effect to the issuance of the 950,000 shares of Common Stock discussed in Items 1 and 3 above. Excluding the 20,000 Shares of Common Stock personally and beneficially owned by Maounis, the Reporting Persons beneficially own an aggregate of 848,000 shares of Common Stock held outright.

         (b) Each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         (c) The following transactions were effected by the Reporting Persons since the most recent filing on Schedule 13D:

         On October 3, 2003 the Issuer and Amaranth Trading entered into the Settlement Agreement. On October 10, 2003 the transactions contemplated by the Settlement Agreement were consummated.

         On October 13, 2003, one of the Reporting Persons sold 100,000 shares of Common Stock at a price of $3.0106 per share and received aggregate proceeds of $301,060 in connection with such sale.

         On October 14, 2003, one of the Reporting Persons sold 2,000 shares of Common Stock at a price of $3.14 per share and received aggregate proceeds of $6,280 in connection with such sale.

         No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by the Reporting Persons since the most recent filing on Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On October 3, 2003, the Issuer and Amaranth Trading entered into the Settlement Agreement, which is incorporated by reference as Exhibit B hereto.


ITEM 7.  Material to be Filed as Exhibits

                  Exhibit A - Joint Filing Agreement
                  Exhibit B - Settlement Agreement dated October 3, 2003.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 16, 2003

                  AMARANTH L.L.C.
                  By: Amaranth Advisors L.L.C.,
                           as Managing Member


                           By:  /s/ Nicholas M. Maounis
                                Nicholas M. Maounis
                                 President

                  AMARANTH ADVISORS, L.L.C.


                  By:  /s/ Nicholas M. Maounis
                       Nicholas M. Maounis
                       President



                       /s/ Nicholas M. Maounis
                       Nicholas M. Maounis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of EVCI Career Colleges Incorporated (formerly known as Educational Video Conferencing, Inc.) dated October 16, 2003, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  October 16, 2003

                  AMARANTH L.L.C.
                  By: Amaranth Advisors L.L.C.,
                           as Managing Member


                           By:  /s/ Nicholas M. Maounis
                                Nicholas M. Maounis
                                 President

                  AMARANTH ADVISORS, L.L.C.


                  By:  /s/ Nicholas M. Maounis
                       Nicholas M. Maounis
                       President



                       /s/ Nicholas M. Maounis
                       Nicholas M. Maounis

                                    EXHIBIT B

                              SETTLEMENT AGREEMENT

         Agreement made the 3rd day of October 2003, by and among Amaranth Trading L.L.C., having an office at One American Lane, Greenwich, Connecticut 06831 ("Amaranth"), and EVCI Career Colleges Incorporated, having an office at 35 East Grassy Sprain Road, Yonkers, New York 10710 ("EVCI"),

         Reference is made to the Series B Stock Purchase Agreement, dated as of September 22, 2000, between Paloma Strategic Fund L.P. ("Paloma") and EVCI, then known as Educational Video Conferencing, Inc., and to the Certificate of Designations dated September 22, 2000, as amended and corrected (the "Certificate of Designations"). References below to the "Purchase Agreement" mean such Stock Purchase Agreement and all other agreements, documents and instruments referred to therein and/or executed simultaneously therewith, including any subsequent amendments and the Certificate of Designations, unless the context requires otherwise.

         On October 1, 2000, Paloma transferred to Amaranth 100,000 Series B Preferred Shares (the "B Shares") and Warrants to purchase 555,556 shares of EVCI's common stock ("Common Stock"), and Amaranth succeeded to Paloma's rights under the Purchase Agreement. Such Warrants expired unexercised on September 22, 2003.

         Also on September 22, 2003, pursuant to the Certificate of Designations the B Shares were automatically converted into shares of Common Stock. Disputes have arisen between EVCI and Amaranth as to the number of shares of Common Stock Amaranth has the right to receive and EVCI has the obligation to issue now or in the future and as to Amaranth's right to receive and EVCI's obligation to pay dividends on the B Shares.

         EVCI and Amaranth desire to fully and finally settle all such disputes pursuant to this Agreement.

         Accordingly, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

         1. The closing (the "Closing") shall be held on October 10, 2003, commencing at 12:00 noon at the offices of Fischbein Badillo Wagner Harding, 909 Third Avenue, New York, New York 10022 (facsimile No. 212-644-7485). If the Closing does not occur on or prior to 1:00 p.m. on such date, this Agreement shall become null and void AB INITIO. At the Closing, the following shall occur:

                (a) EVCI shall deliver to Amaranth a certificate or certificates for a total of 950,000 shares of Common Stock (the "950,000 Shares") registered in the name(s) designated by Amaranth, such shares having been issued in respect of the conversion of certain B Shares held by Amaranth pursuant to the Certificate of Designations. Such certificates shall be unlegended, and the 950,000 Shares shall not be subject to any restrictions on transfer. On the date hereof, outside legal counsel to Amaranth has provided EVCI with an opinion acceptable to EVCI that Amaranth can sell all of the 950,000 Shares pursuant to Rule 144(k) under the Securities Act of 1933, as amended (the "Act").

                (b) EVCI shall pay Amaranth $999,600 by wire transfer to an account designated in writing by Amaranth prior to the Closing. Upon Amaranth's receipt of such payment and of the 950,000 Shares, EVCI shall be deemed to have paid and fully satisfied all claims Amaranth may have relating to dividends on the B Shares (the "Dividend Claim") and all other claims Amaranth may have relating to 32,062.5 of the B Shares.

                (c) Amaranth shall transfer to EVCI and/or EVCI's designees (each, a "Designee" and, collectively, the "Designees") all of Amaranth's right, title and interest in and to all claims it may have to demand and receive shares of Common Stock (but not any dividends on the B Shares) upon or in connection with the automatic conversion of 39,337.50 of the B Shares (the "Share Claim"). Amaranth's transfer of the Share Claim shall be made by executing in blank the number of Transfer Instruments, requested in writing by EVCI prior to the Closing, in the form(s) of Exhibit A attached to this Agreement (each, a "Transfer Instrument"). Simultaneously therewith, EVCI shall cause to be wire transferred to an account designated in writing by Amaranth prior to the Closing the sum of $2,500,000 and shall deliver to Amaranth signed counterpart Transfer Instruments from each transferee, including EVCI if it is a transferee. Upon completion of the transactions contemplated above in this Section 1(c), EVCI shall be deemed to have paid and fully satisfied all claims Amaranth may have with respect to the Share Claim. In the event a counterpart has been delivered to EVCI by facsimile, EVCI wi1l use reasonable efforts to obtain and deliver to Amaranth an original signed copy promptly following the Closing.

                (d)    EVCI, on the one hand, and Amaranth and Amaranth
Fund L.P., formerly known as Paloma Strategic Fund, L.P. ("Amaranth Fund"), on the other hand, shall each deliver to the other a general release releasing the other and their predecessors and affiliates (as defined in Section 2(d) hereof) and their and such predecessors' and such affiliates' respective officers, directors, employees, agents, members and partners, through the date of the Closing. Such releases shall be in the respective forms of Exhibit B-1 and B-2 attached to this Agreement. Amaranth shall cause Amaranth Fund to deliver such general release.

                (e)    Notwithstanding anything to the contrary in this
Section 1, all of the transactions contemplated by this Section 1 shall be deemed to have occurred simultaneously, and if any of such transactions does not occur, all of such transactions shall be null and void.

         2. Amaranth represents and warrants to EVCI as follows, which representations and warranties shall be true and correct on the date of the Closing and, which, other than Section 2(d) below, shall inure to the benefit of each Designee (but not any subsequent transferee or any other person or entity):

                (a) Amaranth is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware.

                (b) Amaranth has full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and consummation of this Agreement have been duly and validly authorized by all necessary action on the part of Amaranth. This Agreement is a valid and binding agreement of Amaranth enforceable in accordance with its terms except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights; and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

                (c) Amaranth has the complete and unrestricted power to enter into this Agreement and to consummate the transactions contemplated hereby, including accepting and acknowledging full satisfaction of the Dividend Claim and transferring and delivering the Share Claim to EVCI and/or the Designees in accordance with this Agreement. The Share Claim will be transferred pursuant to the Transfer Instrument(s) free and clear of any and all liens, charges, claims, pledges and encumbrances of any kind whatsoever specifically binding upon or relating to the assets or properties of Amaranth or its affiliates. No such affiliate has any right, claim, cause of action or remedy of any kind against EVCI or any of its affiliates.

                (d) The issuance of the 950,000 Shares to Amaranth will not result in Amaranth and its "affiliates," as defined in Rule 144 of the Act, being deemed the owner of more than 9.99% of the outstanding shares of Common Stock of EVCI, assuming that there are at least 9,709,710 shares of Common Stock outstanding immediately after giving effect to such issuance.

         3. EVCI represents and warrants to Amaranth as follows, which representations and warranties shall be true and correct on the date of the
Closing:

                (a) EVCI is duly organized, validly existing and in good standing under the laws of Delaware.

                (b) EVCI has full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and consummation of this Agreement have been duly and validly authorized by all necessary action on the part of EVCI. This Agreement is a valid and binding agreement of EVCI enforceable in accordance with its terms except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. No affiliate of EVCI has any right claim, cause of action or remedy of any kind against Amaranth or any of its affiliates.

                (c) Upon issuance, the 950,000 Shares will be fully paid, nonassessable and free of any statutory or contractual preemptive or similar rights.

                (d) To the extent applicable, any offers and sales of the Share Claim and any securities issued in connection with the settlement thereof have been made in compliance with the Act, and applicable state securities laws, and EVCI has made such inquiries as it deemed appropriate in its reasonable discretion in connection with the foregoing determination.

                (e) Each Designee has represented to EVCI, which representations and warranties shall be true and correct on the date of the Closing, that:

                       (i) It is an "accredited investor," as that term is defined in Regulation D under the Act, and that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of an investment in the Share Claim and any securities of EVCI that it receives in connection with the settlement thereof.

                       (ii) Any securities to be issued by EVCI in satisfaction of the Share Claim are being acquired by it solely for its own account and not for resale, assignment, distribution, subdivision or fractionalization thereof except as permitted by applicable securities laws.

                       (iii) It has received from EVCI all information that it considers necessary or appropriate for deciding whether to purchase the Share Claim and any securities issued by EVCI in satisfaction of the Share Claim and, that, other than as expressly set forth in Section 2 hereof, it has not relied on Amaranth or any of its affiliates or any of their respective directors, officers, employees, members or partners (collectively, "Amaranth Persons") for any information whatsoever.

                       (iv) IT AGREES AND ACKNOWLEDGES THAT THE SHARE CLAIM IS BEING SOLD WITHOUT ANY REPRESENTATION OR WARRANTY WHATSOEVER (EXPRESS OR IMPLIED), EXCEPT AS SPECIFICALLY SET FORTH IN SECTION 2 HEREOF, AND THAT, EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES, THE SALE OF THE SHARE CLAIM IS BEING MADE BY AMARANTH ON AN "AS IS, WHERE IS" BASIS, WITH ALL DEFECTS AND IMPAIRMENTS OF ANY KIND OR NATURE, WHETHER KNOWN OR UNKNOWN, MATURE OR LATENT, WHICH MAY AFFECT THE VALUE, AMOUNT, PRIORITY, VALIDITY, ENFORCEABILITY, ALLOWABILITY OR RECOVERY OR ANY OTHER RIGHT OR REMEDY IN RESPECT OF THE SHARE CLAIM, AND EACH DESIGNEE ASSUMES ALL RISKS RELATING THERETO, AND EXPRESSLY AGREES THAT IT SHALL HAVE NO RIGHT, CLAIM, CAUSE OF ACTION OR REMEDY AGAINST ANY AMARANTH PERSON IN RESPECT THEREOF

         4. In the event this Agreement becomes null and void, neither this Agreement nor any of the communications or negotiations relating to this Agreement shall be used by either Amaranth or EVCI for any purpose in any litigation.

         5. This Agreement (and any Transfer Instrument) shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws.

         6. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.

         7. This Agreement supercedes all other prior oral or written agreements among the parties, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the documents referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein. No provisions of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

         8. This Agreement (and any Transfer Instrument) shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including each Designee.

         9. Each party (including any Designee) shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement (including without limitation the second sentence of Section 1(a)) and the consummation of the transactions contemplated hereby.

         10. The parties hereto (including any Designee) expressly submit themselves to the exclusive jurisdiction of the state and federal courts of New York in any action or proceeding relating to this Agreement or any of the other documents contemplated hereby or any of the transactions contemplated hereby or thereby. Each party hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action, suit or proceeding brought in such a court and any claim that any such action, suit or proceeding brought in such a court has been brought in an inconvenient forum.

         11. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         12. EVCI shall not make any written statement concerning this Agreement, the settlement or any other transaction contemplated hereby (including, without limitation, in any filing under the Securities Act or the Securities Exchange Act of 1934, as amended) without the prior written approval of Amaranth, which approval Amaranth shall not unreasonably withhold or delay; provided, that, Amaranth consents to (i) EVCI's references to this Agreement and the provisions of Section 3(e) hereof in its communications and agreements with Designees, (ii) the inclusion in its entirety of the language attached hereto as Exhibit C in a press release or in any public filing of EVCI made pursuant to the federal securities laws as and for the description of the Settlement Agreement and the transactions consummated thereunder; PROVIDED, HOWEVER, EVCI may include additional disclosure of transactions with the Designees, in its discretion, so long as any such disclosure concerning a Designee does not refer to Amaranth or any other holder of B Shares (by name or generically), any dispute between any such persons and EVCI or this settlement agreement and (iii) references (consistent with clause (ii) above) to, and filing of, the Settlement Agreement as an exhibit to EVCI's filings under the Securities Act and Securities Exchange Act of 1934, as amended. EVCI and Amaranth agree not to disparage the other in any future statements regarding their relationship prior to or in connection with the Settlement Agreement.

                      [COUNTERPART SIGNATURE PAGES FOLLOW.]

                              SETTLEMENT AGREEMENT
                           COUNTERPART SIGNATURE PAGE



                                               AMARANTH TRADING L.L.C.

                                               By: Amaranth Advisors L.L.C.
                                                   (Managing Member)


                                      By       /s/ Nicholas Maounis
                                          --------------------------------------
                                               Nicholas M. Maounis
                                               Managing Member


                                      EVCI CAREER COLLEGES INCORPORATED


                                      By:      /s/ John McGrath
                                          --------------------------------------
                                               Dr. John J. McGrath
                                               Chief Executive Officer and
                                               President

                                                                   EXHIBIT A




                               TRANSFER INSTRUMENT

         Pursuant to a Settlement Agreement (the "Settlement Agreement") dated the ____ day of October, 2003, between Amaranth Trading L.L.C. ("Amaranth") and EVCI Career Colleges Incorporated ("EVCI"), Amaranth does hereby transfer to
______________________
__________________________________________________________ (the "Transferee")
all of Amaranth's right, title and interest in and to the portion of the Share Claim, as defined in the Settlement Agreement, relating to __________________________ shares of EVCI's common stock (the "Transfer"). To the extent the Transferee is not EVCI, the Transferee agrees and acknowledges that it is a "Designee" within the meaning of the Settlement Agreement.

         The Transfer is being made free and clear of any and all liens, charges, claims, pledges and encumbrances of any kind whatsoever specifically binding upon or relating to the assets or properties of Amaranth or its affiliates.

         By accepting the Transfer, the Transferee is acknowledging that it has made an independent investigation of EVCI and has not relied upon Amaranth for any purpose in connection with its decision to acquire a portion of the Share Claim or any securities that may be issued by EVCI in connection with the settlement of the Share Claim, except for the Transferee's reliance on this instrument and as beneficiary of Amaranth's representations and warranties that are expressly stated in the Settlement Agreement. Except as expressly contemplated in the Settlement Agreement, no representations and warranties are made by Amaranth to or for the benefit of the Transferee. Without limiting the foregoing, the Transferee agrees and acknowledges that it is acquiring the Share Claim subject to the limitations set forth in clause (e)(iv) of Section 3 of the Settlement Agreement.

         Furthermore, the Transferee hereby makes to Amaranth all of the representations and warranties set forth in clauses (e)(i) through (iii) of
Section 3 of the Settlement Agreement.

Dated:
      -----------------------------------


                                       AMARANTH TRADING L.L.C.

                                       By:  Amaranth Advisors L.L.C.
                                              (Managing Member)


                                       By:
                                            ------------------------------
                                              Nicholas M. Maounis
                                              Managing Member

AGREED AND ACKNOWLEDGED:

IF AN ENTITY:  Name of Entity:

By:
   ----------------------------
       Name:
       Title:

IF AN INDIVIDUAL*:

Signature:
           ----------------------------

Name:
      ---------------------------------
                  (print)


--------------------
         * If joint tenants or tenants in common, each must complete and sign this Signature Page.

                                                            EXHIBIT B-I

                                 GENERAL RELEASE

         In consideration of the mutual agreements of EVCI Career Colleges Incorporated ("EVCI") and Amaranth Trading L.L.C. ("Amaranth") set forth in the Settlement Agreement dated October __, 2003 (the "Settlement Agreement") and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, EVCI, and its heirs, executors, administrators, successors and assigns (collectively, the "RELEASORS"), do hereby release and discharge Amaranth, Amaranth Fund L.P., formerly known as Paloma Strategic Fund L.P. ("Amaranth Fund"), and their respective affiliates (as that term is defined in Rule 144 under the Securities Act of 1933, as amended) and all of their respective officers, directors, employees, agents, members and partners (Amaranth, Amaranth Fund, such affiliates, officers, directors, employees, agents, members and partners being collectively referred to as "RELEASEES") and each such Releasee's heirs, executors, administrators, successors and assigns from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, liabilities, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, whether known or unknown, in law, admiralty or equity (including, without limitation, with respect to the Purchase Agreement, as that term is defined in the Settlement Agreement), which against Releasees and Releasees' heirs, executors, administrators, successors and assigns Releasors ever had, now have or hereafter can, shall or may have, for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this General Release; PROVIDED, HOWEVER, that there are excluded from this General Release any claims relating to or arising out of the Settlement Agreement or the following portions of the Amended and Restated Registration Rights Agreement dated September 27, 2000, to which EVCI and the purchasers of EVCI's Series B 7% Convertible Preferred Stock are parties: Sections 3 and 4, the portion of the first sentence of Section 7(a) that ends after "hereto" and before the parenthesis and Sections 7(b), 7(c), 7(d), except for the reference to the Purchase Agreement, and 7(g).

         This General Release may not be changed orally.

         IN WITNESS WHEREOF, the Releasors have caused this General Release to be executed by a duly authorized signatory as of October , 2003.


                                                  EVCI CAREER COLLEGES
                                                  INCORPORATED


                                              By:
                                                 --------------------------
                                                  Dr. John McGrath
                                                  President and Chief Executive
                                                  Officer

State of          )
                      ss:
County of         )


On this ______ day of ___________, 2003, the undersigned _______________________
personally appeared before me, known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the entity upon behalf of which the individual(s) acted, executed the instrument.




                                          --------------------------------------
                                          (signature and capacity of individual
                                           taking acknowledgment)

                                                                EXHIBIT B-2

                                 GENERAL RELEASE

         In consideration of the mutual agreements of EVCI Career Colleges Incorporated ("EVCI") and Amaranth Trading L.L.C. ("Amaranth") set forth in the Settlement Agreement dated October --, 2003 (the "Settlement Agreement") and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Amaranth and Amaranth Fund L.P., formerly known as Paloma Strategic Fund L.P. and their respective heirs, executors, administrators, successors and assigns (collectively, "RELEASORS"), do hereby release and discharge EVCI and its predecessors and affiliates (as that term is defined in Rule 144 under the Securities Act of 1933, as amended) and its and such predecessors' and affiliates' respective officers, directors, employees, agents, members and partners (EVCI and such predecessors and affiliates and their respective officers, directors, employees, agents, members and partners being collectively referred to as "RELEASEES") and each such Releasee's heirs, executors, administrators, successors and assigns from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, liabilities, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, whether known or unknown, in law, admiralty or equity (including, without limitation, with respect to the Purchase Agreement, as that term is defined in the Settlement Agreement), which against Releasees and Releasees', heirs, executors, administrators, successors and assigns and Releasors ever had, now have or hereafter can, shall or may have, for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this General Release; PROVIDED, HOWEVER, that there are excluded from this General Release any claims relating to or arising out of the Settlement Agreement or the following portions of the Amended and Restated Registration Rights Agreement dated September 27, 2000, to which EVCI and the purchasers of EVCI's Series B 7% Convertible Preferred Stock are parties: Sections 3 and 4, the portion of the first sentence of Section 7(a) that ends after "hereto" and before the parenthesis and Sections 7(b), 7(c), 7(d), except for the reference to the Purchase Agreement, and 7(g).

         This General Release may not be changed orally.

         IN WITNESS WHEREOF, the Releasors have caused this General Release to be executed by duly authorized signatories as of October __, 2003.

                                          AMARANTH TRADING L.L.C.


                                          By:  Amaranth Advisors L.L.C.
                                              (Managing Member)


                                          By:
                                              -----------------------------
                                              Nicholas M. Maounis
                                              Managing Member

                                          AMARANTH FUND L.P.

                                          By:  Amaranth Advisors L.L.C.
                                                 (Attorney-in-Fact)


                                          By:
                                              -----------------------------
                                               Name:
                                               Title:

                                                           EXHIBIT B-2
State of          )
                      ss:
County of         )

On this _______ day of ___________,2003, the undersigned ______________________
personally appeared before me, known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the entity upon behalf of which the individual(s) acted, executed the instrument.


                                        ----------------------------------------
                                        (signature and capacity of individual
                                         taking acknowledgment)




State of          )
                      ss:
County of         )


On this ______ day of ____________, 2003, the undersigned ______________________
personally appeared before me, known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the entity upon behalf of which the individual(s) acted, executed the instrument.



                                        ----------------------------------------
                                        (signature and capacity of individual
                                         taking acknowledgment)

                                                                EXHIBIT C



         EVCI agreed to a settlement with Amaranth Trading, L.L.C., the largest holder of EVCI's Series B Preferred shares.

         In connection with the automatic conversion thereof, EVCI issued 950,000 shares of its common stock to Amaranth for $3,206,250 stated value of Amaranth's Series B Preferred shares at $3.375 per share of common stock.

         EVCI simultaneously arranged for _____ investors to pay Amaranth $2,500,000 for Amaranth's assignment to them of all of Amaranth's rights to claims it had to receive shares of EVCI's common stock upon the conversion of the remaining $3,933,750 stated value of its Series B Preferred shares. In satisfaction of those claims, EVCI issued 1,165,556 shares of its common stock to the investors.

         EVCI also declared and paid to Amaranth a dividend of $999,600, the full amount of all undeclared dividends on the $7,140,000 of stated value of Series B Preferred owned by Amaranth on September 22, 2003, the automatic conversion date.

         As a result of the Amaranth settlement and the automatic conversion, at $3.375 per share, of the remaining $3,000,000 stated value of Series B Preferred shares owned by four other holders, EVCI's outstanding common stock increased to approximately 10,500,000 shares. All of the newly issued shares are currently resalable. Each of the __________ investors agreed its ownership would not exceed 9.99% of EVCI's outstanding common stock and told EVCI's management that it currently intends to be a long-term investor.